SPRINT CORPORATION

EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Quarters Ended June 30,		Year-to-Date June 30,
	2005	2004	2005	2004
	(millions, except ratios)

Earnings
Income before income taxes	$969	$378	$1,732	$750
Capitalized interest	(9)	(12)	(19)	(31)
Net (earnings) losses in equity method investees	(1)	11	9	23

Subtotal	959	377	1,722	742

Fixed charges
Interest charges	295	343	609	694
Interest factor of operating rents	94	90	190	182

Total fixed charges	389	433	799	876

Earnings, as adjusted	$1,348	$810	$2,521	$1,618

Ratio of earnings to fixed charges	3.47	1.87	3.16	1.85

Note:

The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.